

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Michael Liu
Chief Financial Officer
Tristar Acquisition I Corp.
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

> **Re: Tristar Acquisition I Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **File March 9, 2023**
> **File No. 001-40905**

Dear Michael Liu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction